Exhibit 99.1

FF301 Page 1 of 11 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 September 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: KE Holdings Inc. Date Submitted: 08 October 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 24,114,698,720 USD 0.00002 USD 482,293.97 Increase / decrease (-) USD Balance at close of the month 24,114,698,720 USD 0.00002 USD 482,293.97 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02423 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 885,301,280 USD 0.00002 USD 17,706.03 Increase / decrease (-) USD Balance at close of the month 885,301,280 USD 0.00002 USD 17,706.03 Total authorised/registered share capital at the end of the month: USD 500,000

FF301 Page 2 of 11 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 3,430,132,293 0 3,430,132,293 Increase / decrease (-) -27,051,775 0 Balance at close of the month 3,403,080,518 0 3,403,080,518 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02423 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 142,071,827 0 142,071,827 Increase / decrease (-) -1,120,452 0 Balance at close of the month 140,951,375 0 140,951,375 Remarks: Opening and closing balances of Class A ordinary shares shown above are including 114,916,650 and 113,582,424 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans respectively.

FF301 Page 3 of 11 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Option Plan (adopted in August 2018 as amended from time to time) 12,501,795 Lapsed -975 Others -1,284,090 11,216,730 11,216,730 0 General Meeting approval date (if applicable) 2). 2020 Share Incentive Plan (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 0 155,090,774 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 25.68 Remarks: 1) Others: -1,284,090 refers to 1,284,090 options being exercised. The exercise of 1,284,090 options was settled using the Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans.

FF301 Page 4 of 11 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 11 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 11 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02423 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2020 Share Incentive Plan - Restricted Share Units (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 79,415,100 2). 2020 Share Incentive Plan - Restricted Shares (adopted in July 2020 and amended in April 2022, as amended from time to time) 0 0 0 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of September 30, 2025, 79,415,100 shares of the issuer may be issued pursuant to the restricted share units granted under 2020 Share Incentive Plan. 37,500 restricted share units were granted under 2020 Share Incentive Plan during the month. 50,136 restricted share units granted under 2020 Share Incentive Plan have vested during the month. 223,794 restricted share units granted under 2020 Share Incentive Plan were lapsed during the month.

FF301

(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes		
Stock code (if listed)	02423	Description					

Events		At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Repurchase of shares (shares repurchased for cancellation but not yet cancelled)				27 June 2025			-16,982,481
2).	Repurchase of shares (shares repurchased and cancelled)			24 September 2025	27 June 2025	-28,172,226		
3).	Cancellation of one Class A ordinary share due to the surrender of share			24 September 2025		-1		
4).	Conversion of Class B ordinary shares to Class A ordinary shares			24 September 2025		1,120,452		

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No		
Stock code (if listed)	02423	Description					

Events		At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Conversion of Class B ordinary shares to Class A ordinary shares			24 September 2025		-1,120,452		

Increase/ decrease (-) in issued shares (excluding treasury shares):	-27,051,775	WVR ordinary shares A (EE1)
Increase/ decrease (-) in issued shares (excluding treasury shares):	-1,120,452	WVR ordinary shares B (EE1)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares A (EE2)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares B (EE2)

Remarks:

Class A: 1) Repurchases of a total of 16,982,481 Class A ordinary shares represented by ADSs were made on September 2 to 5, 8 to 12, 15 to 19, 22 to 26 and 29 to 30, 2025 on New York Stock Exchange, but such shares are not yet cancelled as at September 30, 2025.

Class A: 2) A total of 28,172,226 Class A ordinary shares represented by ADSs (previously repurchased on New York Stock Exchange on July 1 to 3, 7 to 11, 14 to 18, 21 to 25 and 28 to 31, 2025 and August 1, 4 to 8, 11 to 15, 18 to 22, 25 to 27 and 29, 2025) were cancelled on September 24, 2025.

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v 1.1.1

FF301 Page 8 of 11 v 1.1.1 Class A: 3) Cancellation of one Class A ordinary share due to the surrender of share by a shareholder of the issuer for no consideration pursuant to the Share Surrender Deed entered into between the shareholder and the issuer on September 24, 2025. Class A: 4) & Class B: 1) Subsequent to the cancellation of the repurchased 28,172,226 Class A ordinary shares and the one Class A ordinary share surrendered by a shareholder on September 24, 2025, 1,120,452 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -27,051,775 WVR ordinary shares A Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -1,120,452 WVR ordinary shares B Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares B

FF301 Page 9 of 11 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Siting Li Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.